Exhibit 99.1

SYSWIN Announces US$2 million Senior Management’s Share Repurchase Program

Beijing, March 19, 2012 — SYSWIN Inc. (NYSE: SYSW; “SYSWIN” or the “Company”), a leading provider of primary real estate services in China, announced today that its Board of Directors has approved the adoption by Mr. Liangsheng Chen, the Company’s CEO and Director (“Mr. Chen”), of a share repurchase program under which Mr. Chen may repurchase up to US$2 million of the Company’s American Depositary Shares (“ADS”), each representing four SYSWIN ordinary shares, effective from March 19, 2012 and is valid through March 19, 2013.

The repurchases will be made from time to time on the open market at a prevailing market prices pursuant to Rule 10b5-1 and/or Rule 10b-18 under the Exchange Act, which allows Mr. Chen to repurchase SYSWIN’s ADS pursuant to the pre-determined terms under the Rule 10b5-1 plan, in negotiated transactions off the market, in block trades or other legally permissible ways from time to time. The timing and extent of any purchases will depend upon market conditions, the trading price of ADS and other factors, and subject to the restrictions relating to volume, price and timing under applicable law. Mr. Chen will finance the share repurchase program with personal funds.

Mr. Chen, CEO and Director of SYSWIN said, “The Board of Directors’ decision to approve this repurchase program reflected our confidence in the long-term prospect of SYSWIN under the current challenging real estate market condition in China. In addition, this program will not involve any use of the Company’s funds, hence further demonstrating our commitment to building long-term value for our shareholders.”

About SYSWIN

SYSWIN is a leading primary real estate services provider in China. Its core business is to provide real estate sales agency services to developers with regards to new residential properties. The company currently operates in 28 cities in North China, West China, East China and South China. The company works with 14 of China’s top 30 developers, including well-known names such as China Vanke, Poly, Agile, China Merchants Property Development Co., Ltd, Sino-Ocean Land Holdings, Guangzhou R&F Properties and Gemdale Group.

Cautionary Note About Forward-looking Statements:

This press release contains forward-looking statements, including statements regarding the quarterly earnings forecast, anticipated performance, general business outlook and projected results of operations. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. SYSWIN has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. SYSWIN may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on SYSWIN’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements are subject to various risks and uncertainties, including but not limited to regulatory developments, deteriorating economic conditions and unavailability of real estate financing, which could cause actual results to differ materially from expectations. The factors that could affect SYSWIN’s future financial results are discussed more fully in SYSWIN’s filings with the SEC.

Unless otherwise specified, all information provided in this press release is as of the date of this press release, and SYSWIN does not undertake any obligation to update any such information, except as required under applicable law.

Contact:

SYSWIN Inc.

Wen Fan

T: +86-10-8472-8783

E: ir@syswin.com